Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands)

						Nine Months
						Ended
	Year Ended					September 30,
	2001	2002	2003	2004	2005	2006
Loss before income taxes	$(32,282)	$(47,542)	$(39,489)	$(22,881)	$(37,915)	$(26,833)
Plus fixed charges:
Interest expense	559	260	1,135	194	35	1,663
Estimated interest within rental expense	503	196	163	75	100	81

	1,062	456	1,298	269	135	1,744

Adjusted loss before income taxes	(31,220)	(47,086)	(38,191)	(22,612)	(37,780)	(25,089)
Fixed charges	(1,062)	(456)	(1,298)	(269)	(135)	(1,744)

Deficiency of earnings to fixed charges	$(32,282)	$(47,542)	$(39,489)	$(22,881)	$(37,915)	$(26,833)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A